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TABLE OF CONTENTS

Exhibit 99.2

        Cableuropa, S.A.U. Third Quarter 2002 Financial Results

ONO GROUP
CABLEUROPA, S.A.U. AND SUBSIDIARIES

PART I—FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS
(€ thousand)
(Unaudited)

	Note	At September 30, 2002	At December 31, 2001
ASSETS
Current assets
Contributions due from shareholders		2	2
Cash		1,459	612
Short-term investments, net	2	77,588	39,515
Accounts receivable, net	3	106,723	122,136
Other current assets		6,367	9,599

Total current assets		192,139	171,864

Fixed assets
Start-up costs, net	4	129,642	144,806
Intangible assets, net	5	144,770	157,361
Tangible assets, net	6	1,174,556	1,065,240
Financial assets	7	187,716	178,689
Goodwill on consolidation	8	246,227	256,163
Deferred expenses, net		102,936	113,288

Total assets		2,177,986	2,087,411

LIABILITIES AND SHAREHOLDERS' EQUITY
Short term debt to credit entities	11	36,851	71,290
Accrued interest expenses	11	34,258	41,298
Accounts payable		212,384	278,267
Other current liabilities		8,839	7,529

Total current liabilities		292,332	398,384
Long term debt	11	1,207,917	1,130,869
Other long term liabilities	12	51,335	119,359
Commitments and contingencies	10	29,278	27,125
Minority interests		—	830
Participative loans	13	300,000	—
Shareholders' equity	9
Common stock		484,663	484,663
Share premium		337,746	337,746
Accumulated deficit, beginning of period		(411,565)	(194,645)
Net loss for the year		(113,720)	(216,920)

Total shareholders' equity		297,124	410,844

Total liabilities and shareholders' equity		2,177,986	2,087,411

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS
(€ thousand)
(Unaudited)

	Nine Months Ended
	September 30, 2002	September 30, 2001
Revenues
Telecommunications	134,149	70,078
Television	44,206	26,115

	178,355	96,193
Operating expenses
Cost of services	65,091	52,947
Broadcast rights amortization	4,005	3,155
Selling, general and administrative expenses	133,883	140,675
Less costs capitalized as start-up costs and property and equipment	(23,477)	(49,602)
Depreciation and amortization	87,370	51,804

Total operating expenses	266,872	198,979

Operating loss	(88,517)	(102,786)
Amortization of goodwill	(14,905)	(14,857)
Net financial expense	(112,887)	(114,491)
EVC revaluation	51,492	—
Loss from ordinary activities	(164,817)	(232,134)
Net extraordinary income/(expense)	(15)	(7,850)

Loss before income taxes and minority interests	(164,832)	(239,984)
Income taxes	50,294	—

Loss before minority interests	(114,538)	(239,984)

Loss attributed to minority interests	818	1,869

Net loss for the period	(113,720)	(238,115)

The accompanying notes are an integral part of these condensed consolidated financial statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(€ thousand, except share data)
(Unaudited)

	Amount	Number of shares	Share Premium	Accumulated Deficit	Net Loss for the period	Total
BALANCE, December 31, 2001	484,663	484,662,719	337,746	(194,645)	(216,920)	410,844
Transfer of 2001 net loss	—	—	—	(216,920)	216,920	—
Net loss for the nine months period	—	—	—	—	(113,720)	(113,720)

BALANCE, September 30, 2002	484,663	484,662,719	337,746	(411,565)	(113,720)	297,124

The accompanying notes are an integral part of these condensed consolidated financial statements

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER
30, 2002
(€ thousand, where relevant)
(Unaudited for figures at September 30, 2002)

1. BASIS OF PRESENTATIONCableuropa, S.A.U. and its consolidated subsidiaries (the Group) activities consist primarily of developing and operating broadband cable television and telecommunications networks in Spain.

        The Group, which operates under the brand name of ONO, is mainly comprised of cable operators that obtained their corresponding territorial licenses and concessions for the provision of telecommunications and cable television services in their respective franchise areas. These licenses were subsequently modified by the Ministry of Science and Technology, separating those for the provision of cable television services and those for the provision of telecommunications and other services. The Group also includes other companies created or acquired for the provision of telecommunication services outside the franchise areas.

        Cableuropa, S.A.U. was incorporated on June 2, 1992. Its domicile is at Edificio Belagua, c/ Basauri 7-9, 28023, Urbanización La Florida, Madrid (District of Moncloa-Aravaca), Spain.

        The accompanying condensed consolidated unaudited financial statements have been prepared in accordance with generally accepted accounting principles in Spain for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles in Spain for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 2002, are not necessarily indicative of the results that may be expected for the year ending December 31, 2002.

        The accompanying condensed consolidated financial statements as of September 30, 2002 are prepared in accordance with generally accepted accounting principles in Spain ("Spanish GAAP"). The format has been modified to adapt it to the format used in the United States. A description of differences and a reconciliation of consolidated net loss and shareholders' equity from Spanish GAAP to U.S. GAAP is set forth in Note 14.

        The unaudited financial statements as of and for the nine months ended September 30, 2002, contain a departure from Spanish and U.S. GAAP. As of September 30, 2002 commitments and contingencies in the accompanying consolidated balance sheet and the consolidated statements of profit and loss do not include the effect of the mark-to-market adjustment resulting from the decrease in the redemption price under the phantom stock option plan as determined by the Board of Directors of the Company. (See note 14 I.h) for a description of our accounting policies under Spanish and U.S. GAAP.) Had the commitments and contingencies liability reflected the mark-to-market adjustment at September 30, 2002, such liability under Spanish and US GAAP would have decreased by 16,660,000 euros and 14,744,000 euros, respectively. In addition, net loss under Spanish and U.S. GAAP would be reduced by 16,660,000 euros and 12,680,000 euros, respectively, for the nine month period ended September 30, 2002.

        The Company has not adjusted this liability in the interim financial statements as of September 30, 2002 and expects to reevaluate this liability in the preparation of its annual financial statements for the fiscal year-ended December 31, 2002.

2. SHORT-TERM INVESTMENTS, NET

	September 30, 2002	December 31, 2001
	(€ thousand)
Short term investments	2,461	2,461
Short term securities portfolio	15,168	9,891
Short term restricted cash deposits	62,000	27,565
Short term rental deposits	420	2,059

Less: Provisions	(2,461)	(2,461)

Short term investments, net	77,588	39,515

        The caption "Short term investments" includes the acquisition cost of holdings owned by the Group in Madrid Sistemas de Cable, S.A. and Sevilla Sistemas de Cable, S.A. At September 30, 2002, these companies are inactive and their acquisition cost is fully provided for.

        The short-term securities portfolio consists mostly of euro deposits, with yields ranging from 3.16% to 3.45% as of September 30, 2002.

        In connection with the Senior Bank Facility, the Group committed to place in a charged account sufficient cash to meet interest payments due on the Multi-Borrower Credit Facility Agreements entered between ONO Finance Plc and the Group in relation to the Notes issued by ONO Finance Plc, until March 31, 2003. Those funds have been classified as "Short term restricted cash deposits".

        This restricted cash, as well as its associated collateral, is classified in the Group's balance sheet based on the expected utilization of such funds.

3. ACCOUNTS RECEIVABLE

	September 30, 2002	December 31, 2001
	(€ thousand)
Receivables from related parties	17,720	2,457
Accounts receivable and other debtors	47,990	40,368
Tax receivables	61,746	89,963

Less: Allowance for doubtful accounts	(20,733)	(10,652)

Accounts receivable, net	106,723	122,136

4.    START-UP COSTS

	September 30, 2002	December 31, 2001
	(€ thousand)
Start-up costs, net	124,495	139,418
Stock issuance costs, net	5,147	5,388

Start-up costs, net	129,642	144,806

5. INTANGIBLE ASSETS

	September 30, 2002	December 31, 2001
	(€ thousand)
Brand	638	617
Goodwill (Note 8)	125,841	125,841
Franchise acquisition costs	11,955	11,948
Broadcast rights	3,470	4,708
Computer software	31,631	29,791
Research and development	235	235
Finance leases	6,309	6,309
Other intangible fixed assets	240	240

Total cost	180,319	179,689
Total accumulated amortisation	(35,549)	(22,328)

Intangible assets, net	144,770	157,361

6. TANGIBLE ASSETS

	September 30, 2002	December 31, 2001
	(€ thousand)
Network and technical equipment	1,159,587	984,499
Other installations	3,890	3,839
Computer hardware	36,580	33,969
Furniture and other tangible fixed assets	13,592	14,327

Total operating tangible fixed assets	1,213,649	1,036,634

Payments on account and assets in course of construction	71,048	88,795

Total cost	1,284,697	1,125,429

Total accumulated amortization	(108,141)	(58,189)
Provisions	(2,000)	(2,000)

Tangible assets, net	1,174,556	1,065,240

7. FINANCIAL ASSETS

	September 30, 2002	December 31, 2001
	(€ thousand)
Deferred tax credits	186,356	176,604
Other financial investments	1,360	2,085

Financial assets	187,716	178,689

        As at September 30, 2002, "Deferred tax credits" are shown net of deferred tax liabilities for the convenience of the reader. As at December 31, 2001 these assets and liabilities, amounting to €40.5 million, were included under the "Financial assets" and "Other long term liabilities" captions, respectively.

8.    GOODWILL ON CONSOLIDATION

        Goodwill on consolidation has principally arisen as a result of the Group's corporate reorganizations carried out in order to streamline administrative efficiency. In these corporate reorganizations the parent company, Cableuropa, S.A.U., acquired additional shareholdings in its Spanish subsidiaries.

        Goodwill included in the caption "Intangible Assets" consists of transfers in Goodwill on consolidation as a result of the merger among Cableuropa, S.A.U., as the acquiring company, and its wholly-owned subsidiaries Albacete Sistemas de Cable, S.A.U., Cable y Televisión de El Puerto, S.A.U., Cádiz de Cable y Televisión, S.A.U., Corporación Mallorquina de Cable, S.A.U., Huelva de Cable y Televisión, S.A.U., Santander de Cable, S.A.U., and TDC Sanlúcar, S.A.U. The merger of these companies had accounting effects as of January 1, 2001.

        As part of this corporate reorganization, as at September 30, 2002, Cable y Televisión de Andalucía, S.A.U., Jerez, de Cable, S.L, ONO Service Provider, S.A.U., TeleSanlúcar, S.L and ONOLab Internet, S.A.U. are in the process of being merged with Cableuropa. Once the relevant legal procedures have been completed, the merger will have legal effect on October 1, 2002, and accounting and tax effects from January 1, 2002.

9.    SHAREHOLDERS' EQUITY

        On December 3, 2001 Cableuropa sold its 100% stake in Elfos Comunicaciones, S.A. (a dormant company) to Spaincom.

        On January 2, 2002 the name of Elfos Comunicaciones, S.A. was changed to Grupo Corporativo ONO, S.A. On the same date the share capital of Grupo Corporativo ONO, S.A. was increased to allow an exchange of shareholdings by Cableuropa's existing shareholders for direct shareholdings in Grupo Corporativo ONO, S.A, thus leaving Grupo Corporativo ONO, S.A. as the sole shareholder (transaction registered with the Mercantile Register on January 2002) of Cableuropa, S.A.U.

        On the same date, the shares of Cableuropa, S.A.U. owned by Grupo Corporativo ONO, S.A. were pledged to secure the Senior Bank Facility disclosed in Note 11.

        This transaction did not change the shareholdings of Grupo Corporativo ONO, S.A. as compared to Cableuropa's shareholdings at December 31, 2001.

        Share capital in the parent company, Cableuropa, S.A.U., as at September 30, 2002 is 484,662,719 euros and consist of 484,662,719 fully subscribed and paid ordinary shares with a par value of €1 each.

10.  PROVISION FOR COMMITMENTS AND CONTINGENCIES

	September 30, 2002	December 31, 2001
	(€ thousand)
Provision for share-based compensation scheme	16,660	16,660
Provision for guarantees made to local authorities	1,111	1,111
Provision for Transfer Tax assessments	945	945
Other provisions for liabilities and charges	10,562	8,409

Total provision for commitments and contingencies	29,278	27,125

        Other provisions for liabilities and charges includes €2.9 million for the reduction of our workforce under the "Expediente de Regulación de Empleo" (regulated reduction of workforce).

        On July 31, 2002 Cableuropa announced measures to further intensify its cost reduction policy. As part of this cost control management, in September 2002 the Company reached agreement with the Spanish authorities and its employees for a regulated reduction of the workforce of up to 400 employees by the end 2003, affecting globally all of the areas and professional categories of the Company. Under this agreement, 185 employees have been made redundant by the end of September 2002 (€2.5 million were paid as redundancy costs) and up to additional 215 employees are estimated to be made redundant before December 31, 2003. The amount of the related liability as of September 30, 2002 (€2.9 million) has been estimated based on the benefits that we expect employees will receive upon termination.

11.  SHORT AND LONG TERM DEBT

        As at September, 30, 2002, the scheduled maturities of debt were as follows;

	Debt to credit entities	Other financial debts	Total
	(€ thousand)
2002	36,851	—	36,851
2003	630	—	630
2004	507	—	507
2005	643	—	643
2006	—	—	—
Subsequent years	220,000	986,137	1,206,137

Total	258,631	986,137	1,244,768

Less short term portion	36,851	—	36,851

Long term debt	221,780	986,137	1,207,917

a)
Debt to credit entities

        The detail of debt to credit entities as at September 30, 2002 is as follows:

Type of debt	Average interest rate during 2002	Maximum available as at September 30, 2002		Credit drawn down as at September 30, 2002
	(€ thousand)
Long term debt:
Senior Bank Facility	7.21%	445,000	(1)	220,000
"La Caixa" loan(2)	4.13%	—		1,657
Leasing	5.48%	3,026		123

Long term debt with credit entities		448,026		221,780
Short term debt:
VAT Facility 2001	4.63%	26,595		25,349
VAT Facility 2002	—	16,577		—
"La Caixa" loan(2)	4.13%	—		1,049
Invoice discounting	5.24%	1,591		1,591
Other credit facilities	4.30%	30,913		7,305
Leasing	5.48%	2,179		1,557

Short term debt with credit entities		77,855		36,851

Total		525,881		258,631

(1)
Maximum contractual availability as of September 30, 2002

(2)
"La Caixa" loan is a term loan with no additional availability to the outstanding debt

Senior Bank Facility

        On August 8, 2001, Cableuropa, S.A.U. and certain subsidiaries entered into a senior secured credit facility agreement with a syndicate of national and international banks (the "Senior Bank Facility"). The overall amount of this facility totals €800 million and matures on December 31, 2008. The facility is divided into a series of tranches, each of which involves different amounts and terms of utilisation. The facility is secured through the pledge of shares in the capital of all the Group's Spanish cable operating companies and certain other subsidiaries and a pledge on credit rights and certain assets.

La Caixa Bank loan

        This debt relates to a €6 million long-term loan from La Caixa. This loan bears interest at MIBOR plus a margin and amortises on a half-year basis until January 1, 2005.

Value Added Taxes ("VAT") facility

        On July 18, 2001 the Group signed a short-term credit line with a syndicate of banks with a maximum limit of €78.1 million. The purpose of this credit line is to finance VAT paid by the Group's Spanish operators in 2001, which is recoverable from the authorities once the related refund is requested in the annual calculation performed at the end of the relevant period.

        On July 23, 2002 the Group entered into an arrangement with several banks and financial institutions for a new VAT facility to discount VAT related to the year 2002. This facility was signed substantially under the same terms and conditions as the previous VAT facility with a maximum limit of €35.0 million.

Confirming contract with SCH Factoring y Confirming, S.A., E.F.C.

        In 2000 Cableuropa, S.A.U. concluded a confirming contract to manage the payment of invoices issued by Ericsson España, S.A. This contract matures in 2002 and bears interest at EURIBOR plus 1%.

Other credit lines

        The Group has several short term credit lines, with different credit entities, which usually bear interest at MIBOR or EURIBOR plus a margin. The total amounts available but undrawn under those credit lines was €23.6 million and €22.9 million as of September 30, 2002 and December 31, 2001 respectively.

b)
Other financial debt

        The items included under this caption are as follows:

Type of Debt	Nominal value	Annual rate	September, 2002
	(In thousand of each currency)	(%)	(€ thousand)
Long term:
MBCF-1 denominated in US Dollars	275,000	13%	308,296
MBCF-1 denominated in €	125,000	13%	125,000
MBCF-2 denominated in €	200,000	14%	200,000
MBCF-3 denominated in €	150,000	14%	150,000
MBCF-3 denominated in US Dollars	200,000	14%	202,841

Total long term debt			986,137

        The multi-borrower credit facilities were entered into between the Cableuropa Group and ONO Finance Plc which is a special purpose financing entity with no business operations other than the issuance of debt securities. ONO Finance Plc is owned 2% by Cableuropa, S.A.U. and 98% by ONO Finance (Holdings) Limited, and thus is not included in the consolidated financial statements of the Group.

        On May 18, 2000 OnoNet Comunicaciones, S.A.U., which is wholly-owned by Cableuropa S.A.U., entered into an arrangement with Bank of America and Toronto Dominion Bank for the swap of amounts payable under MBCF-1 denominated in US dollars to euros. Under this swap arrangement, these banks bear the debt denominated in dollars until May 1, 2004 plus the relevant interest payable in dollars from maturity of the restricted deposits to that date and, in exchange, OnoNet Comunicaciones, S.A.U. records a debt with identical maturities with these banks amounting to €308 million in respect of the principal and €76 million in respect of interest. The exchange rates used to carry out this Swap transaction were 0.8920 and 1.1713 dollars per euro for the principal and interest, respectively. On the same date OnoNet Comunicaciones, S.A.U. and the Group companies subscribing MBCF-1 concluded a subrogation agreement in proportion to their debt with ONO Finance, Plc. The coverage under the agreement was extended to all Group companies.

        On July 3, 2002, Cableuropa reached an agreement with Deutsche Bank AG to hedge fifty percent of the foreign exchange exposure associated with the US Dollar interest payments related to the notes due 2011 related debt (MBCF-3) denominated in US dollars. This agreement, provides the Group with a fixed rate of interest in euro for half of the coupon on this debt until February 2006. The agreement came into effect from August, 2002.

c)
Accrued interest expenses

September 30, 2002
(€ Thousand)
Senior Bank Facility	1,931
"La Caixa" Bank loan	30
Multi-Borrower Credit Facilities	31,438
VAT Facility	641
Other accrued interest expenses	218

Accrued interest expenses	34,258

        The caption Multi-Borrower Credit Facilities includes accrued interest expense to be paid to ONO Finance Plc as a result of the debt incurred under the Multi-Borrower Credit Facilities.

12.  OTHER LONG TERM LIABILITIES

September 30, 2002
(€ Thousand)
EVCs	25,462
Deferred income	18,130
Other long term liabilities	7,743

Other long term liabilities	51,335

Equity Value Certificates ("EVC")

        In connection with the Senior Notes issued in 1999 and 2001, ONO Finance Plc issued Equity Value Certificates (EVCs) which granted the Noteholders the right to receive the cash representing the market value of a determined number of shares of Cableuropa, S.A.U. upon certain events which include, among others, an initial public offering and the maturity date of the Senior Notes.

        The issuer (ONO Finance Plc) transferred to Cableuropa, S.A.U. the funds received from the issue of the EVCs and, in turn, Cableuropa, S.A.U. undertook to pay the issuer an amount at least equivalent to the amount payable by the issuer to the EVC holders. The value of the EVCs and the estimated liability under the EVCs are derived from the estimated market valuation of the shares of Cableuropa, S.A.U.

        At September 30, 2002, taking into account an estimated market value of the shares of Cableuropa S.A.U., the debt recorded with respect of these EVCs amounts to €25.5 million and is classified as other long-term financial payables on the basis that the circumstances that may trigger this liability are not considered likely to occur in the short term.

13.  PARTICIPATIVE LOANS

        In 2002, Grupo Corporativo ONO, S.A. received €300 million from our beneficial shareholders as equity and contributed them to Cableuropa, S.A.U. characterised as participative loans. The participative loans accrue a variable interest rate of 0.25% per annum on the volume of revenues of the Cableuropa Group earned once revenues have surpassed €747 million on a quarterly basis.

        The interest will not be credited to Grupo Corporativo ONO except where all amounts related to the senior bank facility and any other senior debt of the Cableuropa Group (including principal and interest), have been fully met. Accrued and unpaid interests are added to the principal on a periodic basis. Interest added to the principal will be met by a one off payment on the expiry date of the loan (December 31, 2011).

14.  DIFFERENCES BETWEEN SPANISH GAAP AND U.S. GAAP AND OTHER REQUIRED DISCLOSURES

        The condensed consolidated financial statements of Cableuropa, S.A.U. are prepared in accordance with Spanish GAAP, which differs in certain material respects from US GAAP. A description of these differences and a reconciliation of net loss and shareholders' equity from Spanish GAAP to US GAAP are presented below.

I.
Reconciliation of shareholders' equity and net loss.

Reconciliation of shareholders' equity			At September 30, 2002	At December 31, 2001
			(€ Thousand)
Shareholders' equity in accordance with Spanish GAAP			297,124	410,844
US GAAP adjustments:
Stock issuance costs, net	(a	)	(5,147)	(5,389)
Start-up costs, net	(b	)	(114,044)	(127,889)
Foreign exchange deferred income	(c	)	18,130	65
Valuation allowance on deferred tax assets	(d	)	(85,771)	(55,594)
Research and development costs	(e	)	(47)	(71)
Capitalization of interest	(f	)	25,524	19,249
Depreciation of Property and equipment	(g	)	(46,121)	(37,853)
Stock-based compensation	(h	)	1,916	2,833
Goodwill	(i	),(l)	214,422	199,517
Derivative financial instruments	(j	)	15,445	18,417
Net deferred tax effect of US GAAP adjustments	(d	)	14,440	18,063
Minority interests related to US GAAP adjustments	(k	)	1,199	1,613

Shareholders' equity in accordance with US GAAP			337,070	443,805

			Six Months Ended
Reconciliation of net loss			September 30, 2002	September 30, 2001
			(€ thousand)
Net loss in accordance with Spanish GAAP			(113,720)	(238,115)
US GAAP adjustments:
Reversal of amortization of stock issuance costs	(a	)	1,225	946
Start-up costs	(b	)	(9,488)	(26,115)
Reversal of amortization of start-up costs	(b	)	23,333	18,452
Foreign exchange deferred income	(c	)	18,065	15,397
Valuation allowance on deferred tax assets	(d	)	(30,177)	—
Reversal of amortization research and development costs	(e	)	24	26
Capitalization of interest costs	(f	)	7,372	6,225
Amortization of capitalized interest	(f	)	(1,097)	—
Depreciation of property and equipment	(g	)	(8,268)	(15,805)
Stock-based compensation	(h	)	(917)	(3,163)
Goodwill related to corporate reorganization	(i	)	—	(7,918)
Derivative financial instruments	(j	)	(1,708)	—
Net deferred tax effect of US GAAP adjustments	(d	)	(3,623)	—
Minority interests related to US GAAP adjustments	(k	)	(414)	(73)
Adjusted amortization on goodwill	(l	)	14,905	—

Net loss in accordance with U.S. GAAP			(104,488)	(250,143)

(a)
Stock issuance costs. Under Spanish GAAP, costs associated with equity stock issuances are capitalised as non current assets and amortised over five years. US GAAP requires stock issuance costs to be presented on a net basis within equity against the proceeds from the stock issuance, without amortisation.

(b)
Start-up costs. The start-up costs caption included in the Group's financial statements prepared under Spanish GAAP comprises capitalised costs of start-up activities. Under Spanish GAAP costs of start-up activities can be capitalised and amortised over a period of up to five years. Under US GAAP, start-up costs are expensed as incurred.

(c)
Foreign exchange deferred income. Under Spanish GAAP, positive exchange differences are deferred until they are realised. Under US GAAP, these differences are accounted for as financial income when incurred.

(d)
Income taxes. Spanish GAAP permits the recognition of deferred tax assets, including those arising from net operating loss carryforwards, if it can be demonstrated that the deferred tax assets can be realised within a ten-year period from the date on which the assets were generated.

  Under US GAAP, deferred tax assets and liabilities are recognised for all differences between the accounting and tax basis of assets and liabilities. Valuation allowances may be recorded against deferred tax assets if it is "more likely than not" that these assets will not be realised. Under US GAAP, a partial valuation allowance has been recorded against deferred tax assets that are fully recognised under Spanish GAAP. The calculation of the partial valuation allowance recognised under US GAAP is based upon the anticipated utilisation of net operating loss carry-forwards in future years.

  The reconciliation of shareholders' equity and net loss between Spanish and US GAAP also includes the deferred tax effect on US GAAP adjustments. The tax effects of temporary differences, carry-forwards and US GAAP differences that give rise to deferred tax liabilities and assets under US GAAP as of September 30, 2002 and as of December 2001 are as follows:

Non-current	At September 30, 2002	At December 31, 2001
	(€ thousand)
Deferred tax liabilities-provision on investments	(61,720)	(40,542)
Deferred tax assets—net operating losses carry-forward	313,182	241,710
Tax effects of US GAAP adjustments	36,101	45,159

Deferred taxes	287,563	246,327
Valuation allowance	(172,538)	(147,796)

Deferred taxes, net	115,025	98,531

  A reconciliation of the computed tax at the Spanish statutory tax rate and the income taxes reorganised in accordance with Spanish GAAP for the nine months ended September 30, 2002 and 2001 is as follows:

	September 30, 2002	September 30, 2001
	(€ thousand)
Computed tax at the Spanish statutory rate of 35%	(57,691)	(83,994)
Non deductible expenses	34,452	14,395
Differences due to consolidation adjustments	(27,055)	(4,193)

Corporate income tax	(50,294)	(73,792)

(e)
Research and development costs. Under Spanish GAAP, research and development costs are capitalised as intangible assets if the Group considers that there is no reasonable doubt about their future success and profitability. Under US GAAP, these costs are expensed as incurred.

(f)
Capitalisation of interest. Under US GAAP, interest costs that are directly related to the construction or production of assets for the company's own use must be capitalised as part of the cost of such assets. Under Spanish GAAP, capitalisation of interest cost is optional. The Group has chosen not to capitalise any interest cost under Spanish GAAP.

(g)
Depreciation of assets. Under Spanish GAAP, during the prematurity period, property and equipment are depreciated on a straight-line basis, although weighted depending on each operating company's stage of development. Under US GAAP these assets are depreciated on a straight-line basis over the useful lives.

(h)
Stock-based compensation. Under Spanish GAAP, compensation expense for the Phantom Stock Option Plan is recorded for all options from the grant date to the exercise date, without regard for vesting provisions. Under US GAAP, compensation expense is recorded based upon the percentage of vesting accumulated.

  The weighted average remaining contractual life of the options outstanding as of September 30, 2002 is 23 months.

(i)
Goodwill related to the Corporate Reorganisation

  Under Spanish GAAP, the Corporate Reorganisation transactions (see note 8) gave rise to goodwill of €387.4 million. Under US GAAP the corporate reorganisation transactions gave rise to goodwill of €601.4 million and an extraordinary loss of €3.8 million, as explained in the following paragraphs.

  •
  Value of Ordinary Shares Issued

  Under Spanish GAAP the corporate reorganisation is accounted for based on a value for the Group's ordinary shares as fixed by the Board of Directors. Under US GAAP, it is accounted for at fair value of the ordinary shares issued.

  Management of the Group considered the fair value of the corporate reorganisation to be equivalent to the market value of the shares, as estimated by the Board of Directors. The market value has been estimated by applying a generally accepted valuation method.

  In 2000 and 2001, the fair value of the corporate reorganisation was considered to be equivalent to the midpoint of the estimated range of the initial public offering price, which was cancelled.

  •
  Redemption of Participative Loans

  In 2000, the Group redeemed all outstanding participative loans in connection with the Corporate Reorganisation. Under Spanish GAAP, the redemption of these loans in exchange for ordinary shares does not give rise to a gain or loss. Instead, as the redemption of the loans is in connection with the acquisitions of the minority interests in the Group's subsidiaries, the difference between the estimated market value of the ordinary shares issued to redeem the loans and their carrying amount is recorded as goodwill.

  Under US GAAP, the redemption of debt would not give rise to goodwill but, instead, may trigger an extraordinary gain or loss. This would occur if the value of the consideration used to redeem the debt is less than or is an excess of the carrying value of that debt on the date of redemption. The Corporate Reorganisation agreements do not specify the portion of our ordinary shares that are used to redeem the debt. Moreover, the fair value of the participative loans cannot be determined because of its specific terms. Accordingly, the Group has made the assumption that 2,568,349 of the ordinary shares were used to redeem the debt. This assumption is based on the following concepts:

  The carrying value of outstanding participative loans was €11.2 million.

  The value of the Cableuropa ordinary shares issued to the minority shareholders of the subsidiaries at which the participative debt was outstanding was set by the Board of Directors and stated in the corporate reorganisation agreements at €4.36 per share.

  Accordingly, the Group has assumed that 2,568,349 of its ordinary shares were used to redeem the participative loans, resulting in an extraordinary loss of €3.8 million.

  Summary

  The following table summarises the allocation of purchase price to the acquired net assets under US GAAP.

	Shareholdings acquisition	Participative Loans acquisition	Cash Contributions	Total consideration
Fair value of consideration issued	560,728	15,025	730	576,483
Less: Fair value of minority interests acquired	(39,930)	11,198	—	(28,732)
Less extraordinary loss	—	3,827	—	3,827
Goodwill	600,658	—	730	601,388
(j)
Derivative financial instruments

  The Group has entered into a cross-currency swap agreement to fix its future payments on MBCF-1 dollar denominated debt into euro. Under Spanish GAAP the Group accounts for this swap agreement off-balance sheet until the related cash flows are received or paid, at which time such cash flows are recorded directly to the statement of profit and loss. Prior to January 1, 2001, the same accounting treatment was applied under US GAAP.

  On January 1, 2001 the Group adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), as amended by SFAS 137, SFAS 138 and the Derivatives Implementation Group (DIG). On this date, the Group recorded a net cumulative-effect transition adjustment of €5.0 million in other comprehensive income to adopt the provisions of SFAS 133 under US GAAP. This adjustment to other comprehensive income is being amortised into the statement of profit and loss account over the life of the underlying debt. Subsequent to January 1, 2001, the Group has recorded under US GAAP this swap agreement at its fair value with changes in fair value recognized in the statement of profit and loss during the year.

  On July 3, 2002, Cableuropa reached an agreement with Deutsche Bank AG to hedge fifty percent of the foreign exchange exposure associated with the US Dollar interest payments related to the notes due 2011 related debt (MBCF-3) denominated in US dollars. This agreement, provides the Group with a fixed rate of interest in euro for half of the coupon on this debt until February 2006. The agreement came into effect from August, 2002. The Group has recorded under US GAAP this swap agreement at its fair value.

(k)
Minority interests.

  Minority interests reflects the portion of the US GAAP adjustments that are allocated to minority interests.

(l)
Adjusted amortization on Goodwill.

  Under Spanish GAAP, the Group records amortization on goodwill. Under US GAAP, in connection with the adoption of SFAS 142 on January 1, 2002 the Group is no longer recording goodwill amortization expense.

II.
Additional disclosures

  The following disclosures are included to comply with the United States Securities and Exchange Commission's regulations for foreign registrants. As indicated, certain disclosures are presented on a Spanish GAAP measurement basis.

a)
Use of estimates

  The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reporting amounts of certain assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from such estimates.

b)
Disclosures of fair value of the financial instruments

  The carrying values of cash and cash equivalents, accounts receivable, accounts payable and short-term debts approximate fair value due to the short maturity of these instruments. Equity Value Certificates are carried in the balance sheet at their fair value. Fair value of the company's equity shares at September 30, 2002 has been estimated using a generally accepted valuation method. The total market value of the MBCF-1, MBCF-2 and MBCF-3 long-term debt balances, as of September 30, 2002 and December 2001, was approximately €215 million and €788 million, respectively.

  The company's long term debt contains certain non-financial covenants. In addition, the senior bank facility contains certain financial covenants. As at September 30, 2002, the company considers that it is in compliance with these covenants.

c)
Comprehensive income

  US GAAP requires entities to separately disclose all components of comprehensive income in the financial statements in the period in which they are recognised.

  Comprehensive income under US GAAP is as follows:

For the nine months ended September 2002
(€ thousand)
Net loss under US GAAP	(104,488)
Other comprehensive income:
Transition adjustment for derivative financial instruments, net of tax credit of €1,136 thousand	2,103

Net comprehensive loss under US GAAP	(102,385)

  There were no amounts recorded as comprehensive income during the nine months ended September, 30 2001.

d)
Classification differences

•
Net extraordinary expenses. Under Spanish GAAP, the Group has classified certain income and expenses as extraordinary items. Under US GAAP, these items would be classified as a component of other operating and non-operating income (expense), as appropriate.

•
Cash and cash equivalents. Under Spanish GAAP, cash and cash equivalents equals cash and banks accounts. Under US GAAP, the Group considers all highly liquid investments with a maturity of three months or less at acquisition, to be cash and cash equivalents, Cash and cash equivalents under US GAAP amounted to euro 6.6 million and euro 10.5 million, at September 30, 2002 and December 31, 2001, respectively.

•
Prepayments for tangible assets. Under Spanish GAAP, prepayments on account for the purchase or construction of tangible assets are classified as non-current assets. Under US GAAP, prepaid expenses are classified as current assets until the underlying funds are utilised.

•
Goodwill. Under Spanish GAAP, goodwill resulting from the vertical merger is presented under intangible assets. Under US GAAP it should be presented under the caption Goodwill on consolidation of the balance sheet.

e)
Consolidated Statements of Cash flows (Unaudited).

	Nine Months Ended
	September 30, 2002	September 30, 2001
	(€ thousand)
OPERATING ACTIVITIES	(113,720)	(238,115)
Net loss
ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH USED BY OPERATING ACTIVITIES
Exchange rate difference in long term debt	(6,032)	8,610
Amortization of deferred expenses	10,531	—
Depreciation and amortization	102,276	66,661
Commitments and contingencies	2,153	—
Tax Credits	(50,294)	—
EVC revaluation	(51,492)	—
Losses attributed to minority interests	(818)	(1,869)
Start-up costs	(12,121)	(26,873)
Deferred expenses	(179)	31,675
Amortization of broadcast rights	4,005	3,155
Other	(14)	5,243
Changes in operating assets and liabilities
Accounts receivable, and other debtors	15,412	(2,827)
Short term restricted cash deposits	(32,795)	53,932
Other current assets	2,781	(14,806)
Accounts payable	(65,883)	(84,866)
Short term debt and other current liabilities	(40,168)	28,493

Net cash used by operating activities	(236,358)	(171,587)
INVESTING ACTIVITIES:
Purchases of property and equipment	(161,016)	(289,522)
Goodwill	(228)	—
Acquisition/(disposal) of investments (including restricted investments)	725	(1,398)
Purchases of intangible assets	(4,090)	(2,643)

Net cash used in investing activities	(164,609)	(293,563)
FINANCING ACTIVITIES
Issuance of common stock	—	150,000
Repurchase of common stock	—	(7,119)
Proceeds from senior notes	—	306,721
Participative loans from shareholders	300,000	—
Proceeds/(payments) of debt with credit entities	101,145	17,227
Other, net	5,946	6,050

Net cash provided by financing activities	407,091	472,879
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	6,124	7,729
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	10,503	14,259

CASH AND CASH EQUIVALENTS AT END OF PERIOD	16,627	21,988

f)
New accounting pronouncements

SFAS 142

        In June 2001, the Financial Accounting Standard Board (FASB) issued Statement of Financial Accounting Standard No 142 "Goodwill and other Intangible Assets" (SFAS 142).

        SFAS 142 is effective for fiscal years beginning after December 15, 2001. SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. The provision of SFAS 142 (1) prohibit the amortisation of goodwill and indefinite-lived intangible assets, (2) require that goodwill and indefinite-lived intangible assets be tested annually for impairment and (3) require that reporting units be identified for purposes of assessing potential future impairments of goodwill.

        SFAS 142 requires that goodwill be tested annually for impairment. Goodwill impairment is tested using a two step process, whereby the first step identifies a potential impairment and the second step measures the amount of the impairment loss, if any.

        The Company has determined that it has one reporting unit in Spain under the guidance of SFAS 142. In addition it has a Portuguese cable operator subsidiary, which also can be considered as a reporting unit under the guidance of FAS S142. To identify the potential goodwill impairment loss the fair value of the reporting unit was compared with its respective carrying amount, including goodwill. With regard to the Spanish reporting unit, its fair value is greater than its carrying amount and thereby the reporting unit's goodwill is not considered impaired. With regard to the Portuguese reporting unit, its carrying value was found to be in excess of its fair value and therefore the Company will proceed with step two of the impairment test before year end. The book value of its allocated goodwill amounted to euro 776 thousand on June 30, 2002.

        The Company has ceased goodwill amortization as of the beginning of the year. As required by SFAS 142, the results for the prior year's nine months have not been restated. A reconciliation of the previously reported net loss is presented as follows:

	For the nine months ended
	September 30, 2002	September 30, 2001
	(€ thousand)
Reported net loss	(104,488)	(250,143)
Add back goodwill amortization	—	22,775

Adjusted net loss	(104,488)	(227,368)

        Following is disclosed additional required information according to FAS 142 which has been prepared on Spanish GAAP basis:

a)
Intangible assets' carrying amounts and accumulated amortization of definite lived intangible assets, in total and by major class as of September 30, 2002

	Gross Carrying Amount	Accumulated Amortization
	(€ thousand)
Definite lived intangible assets
Brand	638	359
Franchise acquisition costs	11,955	2,488
Broadcast rights	3,470	—
Computer software	31,631	18,196
Research and development	235	188
Finance leases	6,309	2,524
Other intangible fixed assets	240	173

Total definite lived intangible assets	54,478	23,928
Indefinite lived intangible assets	—	—
Goodwill (Note 8)	125,841	11,621

Total indefinite lived intangible assets	125,841	11,621

Total intangible assets	180,319	35,549

b)
Amortization expense for the period,

For the nine months ended September 30, 2002
(€ thousand)
Amortization of Goodwill (intangible assets)	4,742
Amortization of intangible assets (excluded goodwill)	8,385
Amortization of Goodwill on consolidation	10,163
Amortization of tangible assets	51,700
Amortization of start up cost	27,285

Total amortization	102,275

c)
Estimated aggregate intangible asset and goodwill amortization expense for each of the five succeeding fiscal years

	Intangible Assets	Goodwill(1)
	(€ thousand)
Estimated amortization expense
For the year ended December 31, 2003	9,394	19,868
For the year ended December 31, 2004	9,682	19,868
For the year ended December 31, 2005	4,147	19,868
For the year ended December 31, 2006	3,510	19,868
For the year ended December 31, 2007	3,778	19,868

(1)
Includes both goodwill on consolidation and on intangible asset.

d)
The changes in the carrying amount of goodwill during the period

	Goodwill on consolidation	Goodwill intangible asset
	(€ thousand)
Balance as of January 1, 2002	256,163	118,962
Goodwill acquired during the year	227	—
Amortization	(10,163)	(4,742)
Impairment losses	—	—
Balance as of September 30, 2002	246,227	114,220

SFAS 143

        In August 2001, the FASB issued Statement of Financial Accounting Standards No. 143 Accounting for Obligations Associated with the Retirement of Long-Lived Assets (SFAS 143). This standard will be effective for the Group from January 1, 2003. SFAS 143 provides guidance on accounting for retirement obligations associated with tangible long-lived assets. The standard requires that such obligations be capitalised as part of the assets' cost at the time of initial recognition, with the related liability discounted to its fair value at the time of recognition. Income adjustments resulting from the adoption of SFAS 143 will be disclosed as a cumulative effect of a change in accounting principles. The Group estimates that the effect of adoption of this new standard is not expected to be material.

SFAS 145

        In April 2002, the Financial Accounting Standards Board issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". This statement provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting of certain lease modifications and various technical corrections that are not significantly different from the existing pronouncements. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002; however, certain sections are effective for transactions occurring after May 15, 2002. The Group estimates that the effect of adoption of this new standard is not expected to be material.

SFAS 146

        In June of 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement addresses the financial accounting and reporting issues associated with exit and disposal activities. SFAS No. 146 will be effective for exit or disposal activities initiated after December 31, 2002. The Group is currently assessing the impact this new standard will have on its financial position and results of operations.

ITEM 2.    MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

        Set forth below is a discussion of the financial condition and results of operations of Cableuropa, S.A.U. and its subsidiaries (the "ONO Group") for the nine months period ended September 30, 2002. This discussion should be read in conjunction with the unaudited Consolidated Financial Statements and notes thereto for the nine months ended September 30, 2002 included herein.

Introduction

        Cableuropa, S.A.U. ("Cableuropa") a Spanish corporation, is both a multiservice operator and the intermediate holding company for the ONO Group which is mainly comprised of Cableuropa and four additional cable operators that obtained their corresponding territorial licenses and concessions in their respective franchise areas. The ONO Group provides telecommunications and cable television services in its 12 Spanish franchise areas, as well as telecommunication services outside the franchise areas.

Our Corporate Structure

        From January 2, 2002, Cableuropa is 100% owned by Grupo Corporativo ONO, S.A., a holding company backed by Cableuropa's beneficial shareholders.

        The ONO Group is mainly comprised of:

  •
  Cableuropa;

  •
  four additional Spanish cable operators (the "Cable Operators") and ONO Net Comunicaciones, S.A.U. ("ONONet");

  •
  Univertel Comunicaçôes Universais, S.A., our Portuguese subsidiary which holds telecommunications and cable television licenses to operate in the cities of Lisbon and Porto ("Univertel");

        Both ONONet and Univertel have very limited operations as of September 30, 2002.

        In addition, Cableuropa has a minority 2% shareholding in ONO Finance Plc, an independent financing entity and the issuer of the Notes guaranteed by Cableuropa and certain of its subsidiaries.

Our Cable Operators

        In addition to Cableuropa, our Cable Operators are:

  •
  Mediterránea Norte Sistemas de Cable, S.A., known as Valencia North;

  •
  Mediterránea Sur Sistemas de Cable, S.A., known as Valencia South;

  •
  Región de Murcia de Cable, S.A., known as Murcia; and

  •
  Valencia de Cable, S.A., known as Valencia.

        These subsidiaries own cable franchises in each of the above mentioned areas. Cableuropa directly owns 8 additional franchise areas in Spain: the cities of Albacete, El Puerto, Cádiz, Huelva and Sanlúcar, and the areas of Cádiz and Huelva, Mallorca and Cantabria. Our Spanish franchises cover approximately four million homes and 270,000 businesses, representing approximately 23% of the homes and 18% of the businesses in Spain.

        The following table shows Cableuropa's percentage ownership of each of the Spanish Cable Operators as of September 30, 2002:

Cable Operator	Cableuropa Ownership
Valencia North	97.83%
Valencia South	97.83%
Murcia	99.94%
Valencia	98.13%

        Local shareholders hold the remaining minority interests.

        The following chart shows our current group structure:

Our Corporate reorganization

        In 2000 we started a process to reorganize our corporate structure carried out in order to streamline administrative efficiency. As part of this process, Cable y Televisión de Andalucía, S.A.U., Jerez, de Cable, S.L, ONO Service Provider, S.A.U., TeleSanlúcar, S.L and ONOLab Internet, S.A.U., wholly owned by Cableuropa as of September 30, 2002, were merged with Cableuropa with legal effect on October 1, 2002, and accounting and tax effect from January 1, 2002.

Our operations

        We are one of the leading providers of integrated telecommunications, cable television and broadband Internet services in Spain. We commenced commercial operations in October 1998 and our network buildout remains to be completed. Consequently, we expect to incur net losses until at least 2005. Our business is mainly comprised of two principal elements:

  •
  Cable Television, Direct Access Telecommunications Services and Broadband Internet Access Targeted at Residential Users.    We offer these services in our Spanish franchises, the areas of Spain where we have licenses, authorizations and concessions to provide these services.

  •
  Direct Access Competitive Local Exchange Services Targeted at Small and Medium Business Customers.    We are also building local access fiber-optic networks, primarily in the principal cities in our franchise areas. Local access networks connect small and medium sized business customers directly to our fiber-optic network. We further provide a range of voice, data and other value-added services to medium and large sized business customers, including other telecommunications operators on a national basis, and we may use other operators' local access networks for the final link to the customer in some of these cases.

        As of September 30, 2002, our local networks were accessible to 1,666,047 homes and included 15 high capacity voice and data switches and 6,194 kilometers of installed and operational local access networks. We are building our local networks at a rate that will give us access to approximately 335,000 homes in 2002.

        As of September 30, 2002, we had leased and were operating approximately 5,899 kilometers of fiber-optic cable for our backbone network. The backbone network connects our franchise areas and enables us to achieve significant cost savings, generate additional revenues and allows us to provide good quality communication services across all of our networks. We also lease backbone and local network outside of our franchise areas in order to provide value added services to certain business customers.

        Our backbone network is equipped with dense wave-division multiplexing equipment, which allows us to use several different wavelengths of laser light in each optical fiber simultaneously. This technology substantially increases the capacity of the backbone network and consequently makes its deployment more cost effective than other available technologies. In addition, our backbone network has been augmented with a national IP network. We use our backbone network to:

  •
  link each of our telephone switches, allowing a greater proportion of calls to remain solely within our network and thereby saving on interconnection costs;

  •
  distribute our high-speed Internet services from our national data center in Madrid; and

  •
  in the future, deliver the digital TV signal from our digital TV play-out center in Madrid.

        We currently provide residential and business customers with a broad array of competitive communications products and services, including the following:

  •
  Residential services.    We provide high-speed, high capacity, or broadband telecommunications services, including local exchange services, cable television services and Internet access services to residential customers, (including small office and home office customers), in each of our Spanish franchises. As of September 30, 2002, we had 436,205 residential customers, which represent approximately one out of every three homes to which we have marketed our services. Approximately 68% of our residential customers subscribe to two or more services.

  •
  Business services.    Inside our franchise areas, we provide broadband telecommunications services to small and medium size business customers through direct connections to our networks, including basic voice services, value-added services and data services. Outside of our franchise areas we are able to offer companies of all sizes sophisticated voice and data services. In addition, we also provide carrier services to a small number of telecommunications providers requiring transmission capacity on our networks. As of September 30, 2002, we had 7,405 business customers.

        As a result of our limited operating history, you have limited operating and financial data about us upon which to base an evaluation of our performance. The quarter ended September 30, 2002 is our second consecutive calendar quarter of reporting positive adjusted EBITDA. We have experienced negative cash flows after capital expenditures and debt service, and net losses to date reflecting the development stage of our activities. We expect to continue to generate negative cash flows and net losses until we establish sufficient revenue generating customer base. We expect to incur negative cash flows after capital expenditures and debt service and net losses at least until 2005. In addition, the Group's operations are subject to significant regulation and supervision by various regulatory bodies. Changes in such regulations could impact our results.

Recent Developments

Hedging Transaction

        On July 3, 2002, Cableuropa reached an agreement with Deutsche Bank AG to hedge fifty percent of the foreign exchange exposure associated with the US Dollar interest payments related to the notes due 2011 related debt (MBCF-3) denominated in US dollars. This agreement, provides the Group with a fixed rate of interest in euro for half of the coupon on this debt until February 2006. The agreement came into effect from August, 2002.

Competition Update

        In July 2002, Sogecable, the leading producer and distributor of premium television content in Spain, and Telefónica, the ex-monopoly provider of telecommunications services in Spain, announced their intention to merge the businesses of Sogecable and Via Digital (pending regulatory approval). Sogecable is, amongst other things, the owner of Canal Satélite Digital. Canal Satélite Digital and Via Digital are the two principal satellite pay television operators in Spain. Together, Canal Satélite Digital and Via Digital would exert significant market power, controlling approximately 80% of the Spanish pay television market. The entity resulting from the merger of Sogecable and Via Digital could benefit from significant competitive advantages as compared to our pay television operations, including the ability to extend its range of preferential or exclusive agreements with providers of premium television content, exert increased pricing power with respect to customers and suppliers and benefit from cross marketing with Telefonica. As a result of this merger and the possible consequent reduction in the number of alternative program producers, we may face further restrictions on access to content.

        In addition, the merged entity would benefit from the support of major shareholders, such as Telefonica, Grupo PRISA and Vivendi. Grupo PRISA and Telefonica are two of the largest companies in Spain and have significantly greater financial resources than we do. There can be no assurance that our competitive and financial position will not be adversely affected if the proposed merger is completed.

        On November 12, the Spanish antitrust regulator (the "Tribunal de Defensa de la Competencia") recommended the approval of the merger between Sogecable and Via Digital, subject to certain conditions that have not been made publicly available. The Spanish Council of Ministers is expected to make a decision with respect to the formal approval of the merger in mid-December 2002. It is unclear whether the Spanish Council of Ministers will approve the merger and if so what conditions may be imposed. If the merger is approved, such approval will be open to challenge in Spain and Brussels.

Proposed Recapitalization

        Commencing in May, 2002 and ending October 3, 2002, our parent, Grupo Corporativo ONO, S.A. ("GCO") has acquired a portion of the high yield indebtedness issued by ONO Finance Plc in open market transactions. As of November 20, 2002, GCO held $47.3 million of 13% Dollar Notes due 2009, €24.0 million of 13% Euro Notes due 2009, €20.0 million of 14% Euro Notes due 2010, $39.9 million of 14% Dollar Notes due 2011 and €24.1 million of 14% Euro Notes due 2011. In addition, on November 20, 2002, GCO announced a tender offer to purchase a portion of the remaining high yield indebtedness issued by ONO Finance Plc. A press release furnished separately to the Commission under cover of Form 6-K provides more information regarding the terms of the tender offer. Provided the tender offer is completed, GCO intends to enter into a series of transactions with Cableuropa and ONO Finance Plc that will result in the cancellation of all or substantially all of the Notes currently held by GCO and the Notes purchased pursuant to the tender offer and a related reduction in the amount of Multi-Borrower Credit Facilities. The result of these transactions would be to reduce our cash interest expense in future periods. The tender offer is conditional on receipt by us of certain amendments and waivers to our senior bank credit facility, and certain other specified conditions. For a discussion of the impact of the proposed transactions, the necessary amendments and waivers and the potential risks to us if the transactions are not completed, see the tender offer document furnished to the Commission under cover of a separate Form 6-K filed on November 20, 2002.

Key Operating and Financial Statistics

        The following table set out a summary of the Group's key operating and financial statistics to date:

	September 30, 2002	December 31, 2001	September 30, 2001
Commercial
Cities under construction	82	67	63
Cities with service	73	60	51
Local network built (kilometers)	5,899	5,135	4,723
Backbone network (kilometers)	6,194	5,712	5,319
Operational switches	15	15	15
Operational headends	12	12	12
Homes passed	1,666,047	1,399,514	1,286,460
Residential Services
Telecommunications customers	407,266	308,056	258,166
Telecommunications penetration(1)	29.5%	27.7%	26.4%
Average monthly revenue per telecommunications customer (euro)(2)	29.3	28.4	26.1
Cable television customers	274,310	232,199	197,450
Television penetration(1)	19.9%	20.9%	20.2%
Average monthly revenue per television customer (euro)(2)	18.6	18.0	17.3
Broadband high speed Internet customers	92,089	37,155	29,301
Average monthly revenue per broadband internet customer (euro)(2)	31.6	40.1	36.9
Narrowband Internet customers	30,437	48,964	41,871
Average monthly revenue per narrowband internet customer (euro)(2)	17.9	16.1	16.0
Total customers	436,205	333,997	281,240
Average monthly revenue per customer (euro)(2)	46.9	45.7	42.2
Business Services
Business customers(3)	7,405	4,829	4,101
Average monthly revenue per customer (euro)(2) (3)	192.4	277.9	158.2

(1)
Penetration is calculated by expressing the number of customers at the end of the relevant period over homes marketed.

(2)
Average monthly revenue per residential customer, per telecommunications, per television customer and per business customer are based on the results of operations for the three months ended September 30, 2002, the three months ended December 31, 2001 and the three months ended September 30, 2001.

(3)
Calculation includes revenues (and customers) from ONO Service Provider, S.A.U: (former Telia Iberia, acquired in the third quarter of 2001) of approximately €1,390 thousand for the quarter ended September, 30 2002, and €1,324 thousand for 2001 (since its acquisition in September).

Financial Results for the Nine Months Ended September 30, 2002 and 2001

Revenues

        Revenues were €178.4 million in the nine months ended September 30, 2002, as compared to revenues of €96.2 million in the nine months ended September 30, 2001. The increase of approximately €82.2 million is principally due to an increase in the number of our residential and business customers as we have continued to build our integrated telecommunications and cable television networks, as well as to the increase in take up of our bundled packages. In the nine months ended September 30, 2002 approximately 68% of our revenues were derived from residential direct access telephony and Internet access services as compared to 72% in the same period in 2001. The decrease in the percentage share of our residential telecommunications revenues is mainly due to the increase in business revenues as a result of the acquisition of ONO Service Provider, S.A.U., which principally provides data services to business customers, in September 2001.

        Residential Services.    Residential telecommunications revenues (which includes residential, small office and home office, telephony and internet access customers) were €120.6 million in the nine months ended September 30, 2002, as compared to revenues of €64.8 million in the nine months ended September 30, 2001. Cable television revenues were €44.2 million in the nine months ended September 30, 2002 as compared with €26.1 million in the same period in 2001. The increase in revenues is due to increases in both the customer base and the average revenue per user. On September 1, 2002, we increased the monthly tariffs on each of our bundled telephony and cable television packages (ONO 1000, ONO 2000 and ONO 3000).

        We offer our customers a number of different packages, each of which includes a variable combination of telephony services, cable television services and Internet access at a price that is lower than the aggregate price of these services purchased on an individual basis. As of September 30, 2002, the percentage of our customers who took two or more services was approximately 68%.

        Residential telephony penetration increased from 26.4% as of September 30, 2001 to 29.5% as of September 30, 2002. Cable television penetration remained approximately at the same level, reaching 20.2% as of September 30, 2001 and 19.9% as of September 30, 2002. Internet access services were launched in late 1999, reaching a combined broadband and narrowband penetration of 7.1% as of September 30, 2001 and 8.9% as of September 30, 2002.

        Average monthly revenues per telephony customer were €29.3 and average monthly revenues per television customer were €18.6 in the three months ended September 30, 2002, showing an increase of 12.3% and 7.5%, respectively, as compared to the three months ended September 30, 2001. The increase in telephony ARPU is mainly due to monthly fee increases. On the other hand, the increase in cable television ARPU is mainly due to price increases. These increases, together with the growth of our broadband internet penetration, with a 31.6€ ARPU in the three months ended September 30, 2002, led to an average monthly revenue per residential customer of €46.9 as of September 30, 2002 as compared to €42.2 as of September 30, 2001.

        Business Services.    As of September 30, 2002, we had 7,405 business customers as compared to 4,101 as of September 30, 2001. These customers generated revenues of €11.8 million during the nine months period ended September 30, 2002, as compared to €5.3 million in the same period in 2001. Average monthly revenues per business customer in the three months ended September 30, 2002 were €192.4 as compared to €158.2 for the same period in the previous year. This increase includes the effect of ONO Service Provider, S.A.U. advanced data services customers, from this company's acquisition in September 2001.

Operating Expenses

        Total operating expenses in the nine months ended September 30, 2002 were €266.8 million as compared to €198.9 million in the same period in 2001. Operating expenses consisted of cost of services, soccer broadcast rights amortization, selling, general and administrative expenses, and depreciation and amortization.

        Cost of services was €65.1 million in the nine months ended September 30, 2002 as compared with €52.9 million in the same period in 2001. Cost of services mainly consists of interconnection costs for telecommunications services, programming fees for cable television services and Internet connectivity costs. The increase in costs of services in the nine months ended September 30, 2002 is in line with the expansion of our business and our customer base. Our gross profit in the nine months ended September 30, 2002 was €113.3 million, an increase of €70.1 million from a gross profit of €43.2 million in the nine months ended September 30, 2001. This increase reflects the growth in our customer base, offset in part by price reductions as a result of new content, interconnection and Internet access agreements.

        Soccer broadcast rights amortization was €4.0 million in the nine months ended September 30, 2002 and €3.2 million in the same period in 2001. We entered into agreements to receive pay-per-view television of Spanish soccer with CanalSatélite Digital and Audio Visual Sport in September and November 1999 and paid a lump sum for such rights. This cost is being amortized over 4 years.

        Selling, general and administrative expenses include, among others, those related to selling and marketing, customer care, network operation, lease and maintenance and billing.

        Gross selling, general and administrative expenses decreased 4.8%, to €133.9 million in the nine months ended September 30, 2002 from €140.7 million in the same period in 2001, mainly because we maintained strict control over our costs, despite the continued expansion of our business.

        As part of this cost control management, in September 2002 the Company reached agreement with the Spanish authorities and its employees for a regulated reduction of the workforce of up to 400 employees by the end 2003, affecting globally all of the areas and professional categories of the Company. Under this agreement, 185 employees have been made redundant by the end of September 2002. The cost reduction effect of this agreement on our cost base will be reflected in our selling, general and administrative costs from October 2002.

        In accordance with Spanish GAAP, start-up costs and certain costs associated with the purchase of property and equipment for our networks are capitalized. These capitalized costs amounted to €23.5 million in the nine months ended September 30, 2002 as compared with €49.6 million in the same period in 2001. This decrease in cost capitalization is due to the forthcoming end of the Group's prematurity stage of operations. We expect capitalized costs to continue to decrease in the future.

        Net selling, general and administrative expenses, were €110.4 million in the nine months ended September 30, 2002, an increase of €19.3 million as compared with €91.1 million in the nine months ended September 30, 2001. This increase is the result of the above mentioned reduction of capitalized costs, which offsets the decrease in gross selling, general and administrative expenses.

        Depreciation and amortization expenses were €87.4 million in the nine months ended September 30, 2002 as compared with €51.8 million in the same period in 2001. The increase in depreciation and amortization reflects our increased capital expenditure for the continuing construction of our networks.

Operating Loss

        Operating losses were €88.5 million in the nine months ended September 30, 2002 as compared with €102.8 million in the same period in 2001. The decrease in operating losses reflects increased customers, revenues and gross profit, in addition to the effect of our cost control management.

Net Financial Expense

        Net interest and other financial expense was €112.9 million in the nine months ended September 30, 2002 as compared with €114.4 million in the same period in 2001. Although our indebtedness increased in the nine months period ended September 30, 2002, net financial expenses decreased due to foreign exchange gains in that period.

Revaluation of Equity Value Certificates (EVCs)

        Given the significant reduction in worldwide valuations of cable assets, during the second quarter of 2002 we reversed a proportion of the potential liability that could be payable under certain circumstances with respect to the EVCs issued with certain Senior Notes. At September 30, 2002, taking into account the estimated market value of the shares of Cableuropa S.A.U., the debt recorded with respect to the EVCs amounted to €25.5 million, a decrease of €51.4 million from the €76.9 million recorded as at December 31, 2001.

Effect of Inflation

        We do not believe that our business will be affected by inflation to a significantly greater extent than the general economy. However, we cannot assure that inflation will not have a material adverse effect on our business in the future.

Liquidity and Capital Resources

        We believe that, given the following sources of funding, we have enough financing to fund our current planned network buildout, through the end of the current business plan:

  •
  cash on hand,

  •
  drawdowns under the sales tax discounting facility and other short term credit facilities; and

  •
  borrowings under the senior bank facility.

        Our senior bank facility contains a number of financial covenants relating to our performance in the future. There can be no assurance that we will be able to comply with these covenants in the future. Failure to comply with such covenants would be an event of default under the senior bank facility which would potentially trigger the customary cross default clauses contained in most of our other financing agreements, including the indentures governing the Notes.

        As discussed above under "Proposed Recapitalization", GCO intends to enter into a series of transactions with Cableuropa and ONO Finance Plc which, if completed, will result in the cancellation of all or substantially all of the high yield indebtedness purchased by GCO and a related reduction in the amount of the Multi-Borrower Credit Facilities. These transactions are contingent on receipt by us of certain amendments and waivers to the Senior Bank Facility that are intended to mitigate the risk of default described above.

Hedging policy

        It is our treasury policy to monitor and manage exposure to variable interest rate risk and foreign currency risk by managing the amount of our outstanding interest bearing debt and foreign currency liabilities. In order to reduce such interest rate risk and foreign currency exposure, and as market conditions warrant, we and our affiliates reserve the right to enter into currency hedging transactions and purchase outstanding notes from time to time in privately negotiated or open market transactions, by tender offer or otherwise, using funds available to us.

Participative loans

        In 2002, our shareholder Grupo Corporativo ONO, S.A. received €300 million from our beneficial shareholders and contributed them to Cableuropa, S.A.U. characterized as participative loans. The participative loans do not accrue interest at the current stage of the Group's operations.

Outstanding financial debt obligations

        Our outstanding financial debt obligations as of September 30, 2002 are as follows:

	Debt with credit entities	Other financial debt	Total
	(€ thousand)
2002	36,851	—	36,851
2003	630	—	630
2004	507	—	507
2005	643	—	643
2006	—	—	—
Subsequent years and deferred taxes	220,000	986,137	1,206,137

Total	258,631	986,137	1,244,768

Less short term portion	36,851	—	36,851

Long term portion	221,780	986,137	1,207,917

Debt with credit entities

        The detail of debt with credit entities as of September 30, 2002 is as follows:

Type of debt	Maximum available		Outstanding Drawings
	(€ thousand)
Long term debt:
Senior Bank Facility	445,000	(1)	220,000
"La Caixa" loan(2)	—		1,657
Leasing	3,026		123

Total long term	448,026		221,780
Short term debt:
VAT Facility 2001	26,595		25,349
VAT Facility 2002	16,577		—
"La Caixa" loan(2)	—		1,049
Invoice discounting	1,591		1,591
Other credit facilities	30,913		7,305
Leasing	2,179		1,557

Total short term	77,855		36,851

Total debt with credit entities	525,881		258,631

(1)
Maximum contractual availability as of September 30, 2002

(2)
"La Caixa" loan is a term loan with no additional availability to the outstanding debt

Other financial debt

        The items included under this caption are as follows:

Type of debt	(€ thousand)
Long term:
1999 notes related debt (MBCF-1) denominated in US Dollars	308,296
1999 notes related debt (MBCF-1) denominated in euros	125,000
2000 notes related debt (MBCF-2) denominated in euros	200,000
2001 notes related debt (MBCF-3) denominated in euros	150,000
2001 notes related debt (MBCF-3) denominated in US Dollars	202,841

Total other financial debt	986,137

Sources of liquidity and related risks

  Short-term financing

        In July 2002, we entered into a value added tax discounting facility of €35.0 million. Value added tax refunds in Spain are generally received six months or more after the end of the year for which the sales tax refund is due. These facility is secured by a pledge over the sales tax receivable from the Spanish tax authorities and over the account to which the sales tax refunds are to be credited and allows us earlier access to the sales tax refund. Borrowings under the sales tax discounting facilities are limited to the extent of our receivables from the Spanish government.

        In July 2001 we entered into a similar value added tax discounting facility of €78.1 million. This facility matures and will be totally cancelled at December 31, 2002. As at September 30, 2002, outstanding drawings under this facility were €26.6 million.

        We have a number of short-term credit facilities with financial institutions in Spain, which maximum availability totaled around €30.9 million as at September 30, 2002. These facilities are used to help us manage our working capital requirements.

  Long-term financing

        On August 8, 2001, Cableuropa, the Cable Operators and ONONet, as guarantors and borrowers, entered into an agreement with a series of international banks as arrangers of a senior secured bank facility to provide financing of up to €800 million for network construction, capital expenditure and working capital requirements of Cableuropa and these subsidiaries. Under the senior bank facility, the borrowers must fulfill a number of conditions to borrowing availability, including certain representations and warranties and the absence of material adverse changes. No assurance can be given that such conditions to borrowing will continue to be fulfilled or that funds under such facility will be made available to us. As at September 30, 2002 we had drawn €220 million under our €800 million senior bank facility. The senior bank facility maturity date is December 31, 2008. As security for the senior bank facility, the lenders thereunder have been granted a first-ranking security interest in Cableuropa's own shares, Cableuropa's shares in the Cable Operators and ONONet; and material assets of Cableuropa, the Cable Operators and ONONet in respect of which security can be granted, including material contracts, inter-group loans, bank accounts, insurance policies, and intellectual property.

        Our senior bank facility contains a number of financial covenants relating to our performance in the future. There can be no assurance that we will be able to comply with certain of these covenants in the future. Failure to comply with such covenants would be an event of default under the senior bank facility which would potentially trigger the customary cross default clauses contained in most of our other financing agreements, including the indentures governing the Notes.

Off-balance sheet arrangements

  Currency Swaps

        In May 2000, we entered into a cross currency swap to hedge our exposure to exchange rate differences on our 1999 dollar notes. As of September 30, 2002, the fair value of this cross currency swap would represent a €11.4 million liability for the group.

        On July 3, 2002, Cableuropa reached an agreement with Deutsche Bank AG to hedge fifty percent of the foreign exchange exposure associated with the US Dollar interest payments related to the notes due 2011 related debt (MBCF-3) denominated in US dollars. This agreement, provides the Group with a fixed rate of interest in euro for half of the coupon on this debt until February 2006. The agreement came into effect from August, 2002. As of September 30, 2002, the fair value of this cross currency swap would represent a €0.8 million liability for the group.

  Performance guarantees

        Certain Group companies have secured guarantees from Spanish credit institutions to guarantee compliance with specific commitments related to network construction, among others with the Ministry of Science and Technology, City Councils and other organizations related to the cable television and telecommunications licenses. A significant part of the original performance guarantees have already been cancelled and we expect part of the remaining performance guarantees to be cancelled in the near term. As of September 30, 2002 our performance guarantees amounted to €41.4 million.

Other liabilities accounted for at fair value

  Equity Value Certificates ("EVCs")

        In connection with the 1999 and the 2001 notes, Cableuropa entered into agreements to guarantee the equity value certificates issued by ONO Finance Plc. As at September 30, 2002, taking into account the estimated market value of Cableuropa shares, the potential liability recorded in respect of the EVCs guarantee amounted to €8.8 million and €16.7 million for the 1999 and the 2001 issues, respectively.

  Share-based compensation plan (Phantom stock option Plan)

        On June 17, 1999 the Board of Directors of Cableuropa, S.A. approved a phantom stock option plan (the "Phantom Plan"). Under the Phantom Plan, certain employees and directors, will receive the difference between the market value of a certain number of shares of Cableuropa and their exercise price. The potential liability under the Phantom Plan is recalculated periodically and amounted to €16.7 million as of September 30, 2002. This amount does not include the effect of the mark-to-market adjustment resulting from the decrease in the redemption price under the phantom stock option plan as determined by the Board of Directors of the Company. The Company has not adjusted this liability in the interim financial statements as of September 30, 2002 and expects to reevaluate this liability in the preparation of its annual financial statements for the fiscal year-ended December 31, 2002. For more information see "Basis of Presentation" in the financial statements above".

        Options granted under the Phantom Plan vest progressively in equal thirds, 3.5, 4.5 and 5.5 years after their granting date. The maximum period to exercise the options is 10 years.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

        Certain statements contained herein constitute "forward-looking statements" as that term is defined under the Private Securities Litigation Reform Act of 1995. When used herein, the words, "believe", "anticipate", "should", "intend", "plan", "expects", "estimate", "projects", "positioned", "strategy", and similar expressions identify such forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Group, or industry results, to be materially different from those contemplated, projected, forecasted, estimated or budgeted, whether expressed or implied, by such forward-looking statements. Such factors include the following: general economic and business conditions in Spain; the Group's ability to continue to design networks, install facilities, obtain and maintain any required governmental licenses or approvals and finance construction and development, all in a timely manner at reasonable costs and on satisfactory terms and conditions, as well as assumptions about customer acceptance, churn rates, overall market penetration and competition from providers of alternative services; the impact of new business opportunities requiring significant up-front investment, and availability, terms and deployment of capital.

ITEM 3.    QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

        The following discussion about our financial risk management activities includes "forward-looking statements" that involve risk and uncertainties. Actual result could differ materially from those projected in these forward-looking statements.

        It is our policy not to enter into any transactions of a speculative nature. Our investment policy is limited by the indentures for our notes and by our senior bank facility agreements. We are restricted to investing in financial instruments with a maturity of one year or less (with certain limited exceptions). The indentures require our investments to meet high credit quality standards, such as (1) obligations of the governments of the United States, Germany, France, the United Kingdom and Spain or agencies thereof guaranteed by such countries, (2) certificates of deposits and money market deposits, (3) commercial paper with a rating of A-1 or P-1 and (4) direct obligations of U.S. states. Nevertheless, it is our treasury policy to monitor and manage exposure to variable interest rate risk and foreign currency risk by managing the amount of our outstanding interest bearing debt and foreign currency liabilities. In order to reduce such interest rate risk and foreign currency exposure, and as market conditions warrant, we and our affiliates reserve the right to enter into currency hedging transactions and purchase our outstanding notes from time to time in privately negotiated or open market transactions, by tender offer or otherwise, using funds available to us.

        Interest income earned on our investment portfolio is affected by changes in short-term interest rates. We are thus exposed to market risk related to changes in market interest rates. To date, we have managed these risks by monitoring market rates and the duration of our investments. We do not think that we are exposed to significant changes in the fair value of our investment portfolio because of our conservative investment strategy.

        The interest rates on all of our outstanding notes are fixed. Borrowings under our senior bank facility bear interest at a floating rate determined by reference to EURIBOR plus a margin. Accordingly, as at September 30, 2002 we had variable rate debt outstanding and therefore had exposure to risk due to fluctuations of interest rates.

        Our notes due 2009 and 2011 that are denominated in U.S. dollars expose us to risks associated with changes in the exchange rate between the U.S. dollar and the euro. On May 18, 2000, ONONet formalized with Bank of America and Toronto Dominion Bank a cross currency swap arrangement from U.S. dollar to euro, whereby these banks assumed the amount of the debt denominated on the dollar notes due 2009 until May 1, 2004 plus the corresponding interest payable in dollars as from the maturity of the escrow accounts until that date, and ONONet for its part, assumed a debt to these banks with the same maturity dates, of €308 million in capital and a total of €76 million in interests. The exchange rates at which this cross currency swap arrangement was carried out were 0.8920 and 1.1713 dollars per euro for capital and interest respectively. At the same date, ONONet and the Group companies underwriting the debt, assigned the debt assumed by them to ONO Finance Plc, the coverage underwritten covering all the Group companies.

        On July 3, 2002, Cableuropa reached an agreement with Deutsche Bank AG to hedge fifty percent of the foreign exchange exposure associated with the US Dollar interest payments related to the notes due 2011 related debt (MBCF-3) denominated in US dollars. This agreement, provides the Group with a fixed rate of interest in euro for half of the coupon on this debt until February 2006. The agreement came into effect from August, 2002.

Interest rate sensitivity

        The following table sets forth certain information with respect to debt as at September 30, 2002 that is sensitive to changes in interest rate:

	Expected maturity date
								Fair value
	2002	2003	2004	2005	2006	Thereafter	Total
	(expressed in thousands of each currency)							(€ thousand)
Long term debt-variable rate:
Senior bank facility	—	—	—	—	—	220,000	220,000	220,000
Euribor + 3,5%
Long term debt-fixed rate:
Dollar notes	—	—	—	—	—	475,000	475,000	108,393
Average interest rate: 13.7%
Euro notes						475,000	475,000	106,875
Average interest rate: 13.7%

Foreign Exchange rate sensitivity

        The following table sets forth certain information with respect to the debt obligations and cross-currency swap at September 30, 2002 that are sensitive to changes in foreign exchange rate:

	Expected maturity date
								Fair value
	2002	2003	2004	2005	2006	Thereafter	Total
	(expressed in thousands of each currency)							(€ thousand)
Cross currency swap 1999 dollar notes (US$)	—	—	11,429	—	—	—	11,429	11,429
Cross currency swap 50% of 2001 dollar notes interests (US $)	—	—	—	—	756	—	756	756
2001 dollar notes 14%	—	—	—	—	—	200,000	200,000	202,841

New Accounting Standards

        For a description of new U.S. generally accepted accounting standards affecting the Group, see note 14 to our consolidated financial statements included elsewhere in this Form 6-K. No new Spanish generally accepted accounting standards have been issued that may affect the Group's financial statements.

PART II—OTHER INFORMATION

ITEM 1.    LEGAL PROCEEDINGS

        Certain legal actions have been initiated against the Spanish telecommunications regulatory authority, challenging the award, or the public bidding process that resulted in the award, of the Murcia, Huelva and Andalucía, franchises, respectively. In addition, the enlargement of the Mallorca franchise has been challenged. We are not a party to all these proceedings, though they may adversely affect our licenses. Generally, the plaintiffs in these actions either challenge the public bidding process or allege non-compliance by the Spanish telecommunications regulatory authority with such procedures. The Spanish telecommunications regulatory authority is contesting these actions and we intend to file supporting memoranda vigorously contesting these actions. We believe that there is no factual basis to support the plaintiffs' claims, and that the actions will therefore prove unsuccessful. The loss of any of these franchises would have a material adverse effect on us and would constitute an event of default under the terms of the 1999 notes, the 2000 notes, the 2001 notes and the senior bank facility. Similar actions have been filed by unsuccessful bidders in connection with the award of many of the cable/telephony franchises awarded in 1997 and 1998. To date no action has been successful in overturning the award of a franchise.

        The Group is also engaged in certain routine litigation arising in the ordinary course of its business. The Group does not believe that the adverse determination of any such pending routine litigation, either individually or in the aggregate, could have a material adverse effect on the Group's business or financial condition.

ITEM 2.    CHANGES IN SECURITIES AND USE OF PROCEEDS

        None.

ITEM 3.    DEFAULTS UPON SENIOR SECURITIES

        None.

ITEM 4.    SUBMISSION OF MATTERS TO VOTE OF SECURITY HOLDERS

        None.

ITEM 5.    OTHER INFORMATION

        None.

ITEM 6.    EXHIBITS AND REPORTS ON FORM 8-K

        None

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

CABLEUROPA S.A.U.
By:	/s/ RICHARD ALDEN Richard Alden Chief Executive Officer

        Date: November 20, 2002

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

CABLEUROPA S.A.U.

Richard Alden Chief Executive Officer

        Date: November 20, 2002